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FORM OF TAX OPINION

[                ], 2021

Board of Trustees

William Blair Funds

William Blair Small Cap Value Fund

150 North Riverside Plaza

Chicago, IL 60606

Board of Trustees

The Advisors’ Inner Circle Fund

ICM Small Company Portfolio

300 E. Lombard Street, Suite 810

Baltimore, MD 21202

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to ICM Small Company Portfolio (the “Acquired Fund”), a separate series of The Advisors’ Inner Circle Fund, a Massachusetts business trust (the “Acquired Trust”), to the holders of the shares of beneficial interest (the “Acquired Fund Shares”) of Acquired Fund (the “Acquired Fund Shareholders”), and to William Blair Small Cap Value Fund (the “Acquiring Fund”), a separate series of William Blair Funds, a Delaware statutory trust (the “Acquiring Trust”), in connection with the proposed transfer of all of the properties of Acquired Fund to Acquiring Fund in exchange solely for shares of beneficial interest of Acquiring Fund (“Acquiring Fund Shares”) and the assumption of all liabilities of Acquired Fund by Acquiring Fund, followed by the distribution of such Acquiring Fund Shares received by Acquired Fund in complete liquidation and termination of Acquired Fund (the “Reorganization”), all pursuant to the Agreement and Plan of Reorganization (the “Plan”) dated as of [ ], 2021, executed by Acquired Trust on behalf of Acquired Fund and Acquiring Trust on behalf of Acquiring Fund.

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the facts and representations contained in the letter dated as of the date hereof addressed to us from Acquiring Trust on behalf of Acquiring Fund, (3) the facts and representations contained in the letter dated as of the date hereof addressed to us from Acquired Trust on behalf of Acquired Fund, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan referred to above.

Based upon the foregoing, it is our opinion that for federal income tax purposes:

1.

The transfer by the Acquired Fund of the Acquired Fund assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Acquired Fund liabilities, immediately followed by the pro rata distribution of all the Acquiring Fund Shares so received by the Acquired Fund to the Acquired Fund’s shareholders of record in complete liquidation of the Acquired Fund will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and the Acquired Fund and the Acquiring Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

2.

No gain or loss will be recognized by the Acquiring Fund upon the receipt of the Acquired Fund assets solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Acquired Fund liabilities.

3.

No gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Acquired Fund liabilities (except that Acquired Fund may be required to recognize gain or loss with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code) or upon the distribution (whether actual or constructive) of such Acquiring Fund Shares to the shareholders of the Acquired Fund solely in exchange for such shareholders’ shares of the Acquired Fund in complete liquidation of the Acquired Fund.

4.	No gain or loss will be recognized by the shareholders of the Acquired Fund upon the exchange of their Acquired Fund shares solely for Acquiring Fund Shares in the Reorganization.

5.

The aggregate tax basis of the Acquiring Fund Shares received by each shareholder of the Acquired Fund pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund Shares exchanged therefor by such shareholder. The holding period of the Acquiring Fund Shares received by each shareholder of the Acquired Fund will include the period during which the Acquired Fund Shares exchanged therefor were held by such shareholder, provided such Acquired Fund Shares are held as capital assets at the effective time of the Reorganization.

6.

The tax basis of the Acquired Fund assets transferred to the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately before the effective time of the Reorganization. The holding period of the Acquired Fund assets in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund (except where investment activities of Acquiring Fund have the effect of reducing or eliminating a holding period with respect to an asset).

7.

The Acquiring Fund will succeed to and take into account those tax attributes of the Acquired Fund that are described in Section 381(c) of the Code subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the regulations thereunder.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan.

We hereby consent to the filing of this opinion as an exhibit to the Form N-14 and to all references to our firm therein.

Very truly yours,